Gateway Certifications, Inc.

35 Meadow Street, Suite 308

Brooklyn, NY 11206

September 10, 2008

By EDGAR Transmission and by Hand Delivery

Robert Telewicz

Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549.

Re:

Gateway Certifications, Inc.

File No. 333-144228

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Quarterly Period Ended March 31, 2008

Dear Mr. Telewicz:

On behalf of Gateway Certifications, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the Division of Corporate Finance (“Division”) of the Securities and Exchange Commission (“Commission”) set forth in the Division’s letter, dated August 28, 2008, providing the Division’s comments with respect to the above referenced annual and quarterly report.

For the convenience of the Division, each of the Division’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form 10-KSB for the year ended December 31, 2007

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page 26

1.

It is unclear whether the financial information presented in your Statements of Operations, Statements of Cash Flows, and Statements of Stockholder's Equity for the year ended December 31, 2007 and for the period from August 30, 2006 to December 31, 2006 has been audited. Please have your auditors revise there report to explicit state, if true, that this information has been audited and revise your Form 10-KSB as appropriate.

COMPANY RESPONSE. We note this comment and have asked our auditors, D'Arcangelo & Co., LLP, to revise there report to explicitly state that this information has been audited.  In response to our request, the report was revised by D'Arcangelo & Co., LLP to provide that they audited the accompanying balance sheet of Gateway Certifications, Inc. (a development stage company) as of December 31, 2007 and the related statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007 and for the period from August 30, 2006 (inception) to December 31, 2007.

We have revised and filed an amended Form 10-KSB in response to this comment.

Item 8A Controls and Procedures, page 35

2.

We note your disclosure that your disclosure controls and procedures were not effective as of December 31, 2007 due to deficiencies in your internal control over financial reporting. Explain to us, and expand your disclosure to discuss the specific weaknesses that have been identified in your internal controls and management's plans to remedy these weaknesses.

COMPANY RESPONSE. We note this comment and have revised our report, under Item 8A, to expand upon our disclosure with a discussion of the specific weaknesses that has been identified in our internal controls and management's plans to remedy these weaknesses.

Specifically, during the course of their audit of our financial statements, our auditors identified material adjustments relating to commissions payable and rent expenses that related to but that were not adequately accrued for at the end of the current period that were later paid for in the subsequent period. Management has had discussions with its auditors in an effort to remediate these adjustments and is working on plans to properly accrue for commission’s payable and rent expenses for the period they relate. We believe these plans when finalized will enable us to avoid these types of adjustments in the future and will continue our efforts to improve our control processes and procedures.

Form 10-QSB for the quarterly period ended March 31, 2008

General

3.

We note that you have filed your quarterly report for the period ended March 31, 2008 on a Form 10-QSB. Explain to us how you have complied with SEC Rule Release 33-8876 and Chapter 2 of the Small Entity Compliance Guide.

COMPANY RESPONSE. We note this comment and have revised our report to comply with Release 33-8876 and Chapter 2 of the Small Entity Compliance Guide.

Accordingly, we filed an amendment to the Form 10-QSB on Form 10-Q for the quarterly period ended March 31, 2008.

Item 3 Controls and Procedures

4.

We note that you have concluded that your disclosure controls and procedures were effective as of March 31, 2008. We further note your disclosure that there were no changes to the Company's internal controls during the quarterly period ended March 31, 2008. Explain to us how you were able to mitigate the control weaknesses identified in your Form 10-KSB for the year ended December 31, 2007 without making any changes to your internal control structure.

COMPANY RESPONSE. Having identified the specific weaknesses in our internal controls and procedures as a result of assessing the Division’s comment #2 above, we have amended our quarterly report on Form 10-Q, under Item 4, to disclose that our controls and procedures were not effective for the period ended March 31, 2008 due to the same material adjustments from our auditors that were disclosed above in response to comment #2.

Further, in connection with our response to the comments above, the Company acknowledges that

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Diener, Esq. at (310) 396-1691.

Sincerely,

GATEWAY CERTIFICATIONS, INC.

 By:  /s/  Lawrence Williams, Jr.

Lawrence Williams, Jr.

Chief Executive Officer